PUBLIC

21002564

UNITEDSTATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2021
Washington DC
406

SEC FILE NUMBER
8- 65975

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Q Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1645
(No. and Street)

Denver	**Colorado**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilma Shepherd **(303) 996-3007**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1801 California Street, Suite 2900	**Denver**	**Colorado**	**80202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael S. Quinn**, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Q Advisors LLC**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Member

Title

Notary Public

RENEE BETH TAYLOR
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20054048042
MY COMMISSION EXPIRES MAR 25, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Q ADVISORS LLC

TABLE OF CONTENTS

BKD
CPAs & Advisors

1801 California Street, Suite 2900 | Denver, CO 80202-2606
303.861.4545 | Fax 303.832.5705 | bkd.com

Report of Independent Registered Public Accounting Firm

Members
Q Advisors LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Q Advisors LLC (the Company) as of December 31, 2020, including the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

BKD, LLP

Denver, Colorado
February 26, 2021

Q ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	91,932
Accounts receivable		47,499
Prepaid management fees		2,555,000
Prepaid expenses		85,117
Property and equipment net of accumulated depreciation of $304,177		15,560
Operating lease right-of-use asset		229,979
Total assets	$	3,025,087

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	10,476
Due to officers		240
Operating lease liability		230,809
Total liabilities		241,525
Members' equity		2,783,562
Total liabilities and members' equity	$	3,025,087

The accompanying notes are an integral part of this financial statement.

Q ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2020

1. **The Company**

Q Advisors LLC (the "Company") was organized as a Colorado limited liability company in July 2002 and is located in Denver, Colorado. The Company is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns revenue from financial advisory services related to mergers and acquisitions, private equity and debt financing, and capital structure advisory services.

2. **Significant Accounting Policies**

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. The Company had no cash equivalents as of December 31, 2020.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to customers and have not been collected. Invoices are ordinarily due thirty days after issuance but do not bear interest if paid subsequently. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. As of December 31, 2020, the Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Property and equipment
Property and equipment are valued at cost. Depreciation is calculated using the accelerated method over estimated useful lives of the assets ranging from five to seven years.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of December 31, 2020, there were no finance leases.

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no liability for federal or state income taxes is included in this financial statement. The Company is no longer subject to examinations by major tax jurisdictions for years before 2016.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December 31, 2020.

3. New Accounting Guidance

ASU 2016-13 Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13")

Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

4. Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2020, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2020, 99.9% of accounts receivable was due from four clients.

5. Property and Equipment

Property and equipment as of December 31, 2020	
Computer equipment	$ 202,090
Furniture	88,758
Office equipment	28,889
Total cost	319,737
Total accumulated depreciation	(304,177)
Net property and equipment	$ 15,560

6. Revenue from Contracts with Customers

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $100,284 and $47,499 as of January 1, 2020 and December 31, 2020, respectively.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. There was no deferred revenue as of January 1, 2020 and December 31, 2020.

Contract Costs

The Company expenses all costs to obtain or fulfill a contract with a customer as the Company does not expect to recover such costs. Therefore, there were no capitalized contract costs as of December 31, 2020.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $80,386 which was $75,386 in excess of its required capital.

8. Related Party Transactions

On December 1, 2007, the Company entered into an Expense Sharing and Management Agreement ("Agreement") with a company under common control ("Manager"). Per the December 31, 2019 amendment of the Agreement, Manager pays most expenses for the Company in exchange for a management fee, a portion of which is prepaid. The prepaid amount is determined annually, in advance, by the members of the Company. On October 1, 2020, the Agreement was further amended to require the Manager provide a monthly invoice that details the management fee by the nature of the expense incurred.

The Company's commitment for the prepaid portion of the management fee for the year ending December 31, 2020 was $2,555,000. For the year ended December 31, 2020, the Company had paid this entire amount and categorized the amount as prepaid management fees on the Statement of Financial Condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. COVID-19

In March 2020, COVID-19 became a global pandemic and resulted in unprecedented actions by governments around the world to curtail the spread of the disease. These events have resulted in a high level of uncertainty and volatility in the financial markets and have had an enormous impact on business and consumers in all sectors. Since the outcome and timeframe are highly unpredictable, the financial impact to operations cannot be estimated at this time.

10. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2020, no such option to extend existed.

The Company has a lease agreement with lease and non-lease components such as a security deposit. Such non-lease components are accounted for separately.

10. Lease *(continued)*

Due the Agreement amendment (See Note 8), the Company became liable under an operating lease agreement for office space in Denver, Colorado on October 1, 2020. The lease term expires on April 30, 2023. For the year ended December 31, 2020, information pertaining to the lease was as follows:

Supplemental Information

Operating Lease ROU Asset	
ROU asset obtained in exchange for operating lease obligation at adoption of ASU 2016-02 on October 1, 2020	$ 252,241
Amortization of ROU asset	(22,262)
Operating lease ROU asset as of December 31, 2020	$ 229,979
Payments made on operating lease	$ 24,395
Remaining lease term	29 months
Discount rate	5.0 %

Maturities of Operating Lease Liability	
2021	$ 99,283
2022	102,253
2023	43,127
Total lease payments	244,663
Less discount	(13,854)
Total operating lease liability	$ 230,809

11. Subsequent Events

The Company's management has evaluated subsequent events through February 26, 2021, the date which the financial statements were issued.